Exhibit (a)(5)(H)

EFiled: May 31 2011 4:51PM EDT Transaction ID 37876120 Case No. 6535-

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

SUZANNE R. SADOWSKI, Individually and on
Behalf All Others Similarly Situated,

Plaintiff,	C.A. No.

v.

MICHAEL G. FERREL, HOWARD J. TYTEL,
PRISCILLA PRESLEY, JACK LANGER, EDWIN
M. BANKS, BRYAN E. BLOOM, KATHLEEN
DORE, JACQUES D. KERREST, ROBERT F.X.
SILLERMAN, COLONEL HOLDINGS, INC.,
COLONEL MERGER SUB, INC., and COLONEL
OFFEROR SUB, LLC

Defendants.
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff Suzanne R. Sadowski (“Plaintiff), by and through her attorneys, alleges the following as to herself and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters stated herein:
NATURE OF THE ACTION
     1. This is a shareholder class action brought by Plaintiff on behalf of the public shareholders of CKx, Inc. (“CKx” or the Company”) against the members of CKx’s Board of Directors (the “Board”) for breaches of fiduciary duty, and against Robert F.X. Sillerman (“Sillerman”), and certain affiliates and subsidiaries of non-defendant Apollo Global Management, LLC (defined below, and the subsidiaries and affiliates are referred to collectively herein as “Apollo”) for aiding and abetting those breaches, all in connection with approving, entering into, and/or recommending shareholder approval in connection with the proposed acquisition (the “Proposed Acquisition”) of CKx by Apollo. Plaintiff seeks enjoinment of the

Proposed Acquisition or, alternatively, rescission of the Proposed Acquisition in the event defendants are able to consummate it.
     2. On May 10, 2011, CKx announced that it had entered into a definitive merger agreement (“Merger Agreement”) with Apollo, pursuant to which Apollo will commence a tender offer to purchase all of the outstanding shares of CKx common stock for $5.50 per share in cash (“Tender Offer”), followed by a second-step merger, in a transaction valued at approximately $560 million (the Tender Offer is scheduled to expire on June 14, 2011).
     3. Pursuant to certain support agreements (described below) between Apollo and CKx’s largest shareholder and former Chairman and CEO, Sillerman (and also with The Promenade Trust — defined below), in exchange for agreeing to support the Proposed Acquisition, Sillerman and the Promenade Trust have been given the right to roll over up to 50% of their CKx shares into shares of the new private company, a right that no other shareholder has been given. Sillerman — who has previously unsuccessfully attempted to take CKx private and/or maintain control of CKx over the past several years — and the Trust will thus benefit from the Proposed Acquisition in a manner not shared with the members of the Class. Indeed, acceding to Sillerman’s personal interests, the beholden CKx Board favored bidders that would foster Sillerman’s interest. They eschewed a higher offer from a bidder, which was not conditioned on Sillerman’s support, and rushed to sign up Apollo’s deal, which had Sillerman’s support and provided Sillerman consideration not offered to the rest of the common shareholders.
     4. On May 18, 2011, CKx filed a Schedule 14D-9 Solicitation/ Recommendation Statement (the “Recommendation Statement”) with the Securities and Exchange Commission (the “SEC”) which misrepresents and fails to disclose material information necessary to allow the Company’s shareholders to make informed decisions whether to tender their shares in the Tender Offer.

     5. The Tender Offer price of $5.50 per share is unjust and grossly inadequate, because among other factors, it is materially below the intrinsic value of CKx. As an analyst with Craig-Hallum Capital Group told the Los Angeles Times, “We think $5.50 per share is pretty cheap.” Also, as discussed further below, one Board member dissented to the approval of the Merger Agreement by the Board because the potential growth opportunities available to CKx could create value over an 18 to 24 month period greater than the consideration being offered.
     6. In pursuing the unlawful plan to facilitate the Proposed Acquisition, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.
     7. Thus, the Proposed Acquisition is designed to unlawfully divest CKx’s public stockholders of their holdings and end CKx’s independent existence without providing CKx and its shareholders the maximized value to which they are entitled, and without all material facts concerning the Proposed Acquisition and the value of their shares.
THE PARTIES
     8. Plaintiff is and at all relevant times has been the owner of shares of CKx common stock.
     9. CKx is a Delaware corporation, with its headquarters located at 650 Madison Avenue, New York, New York. CKx is publicly traded on the NASDAQ exchange under the ticker “CKXE.” CKx is engaged in the ownership, development and commercial utilization of globally recognized entertainment content. The Company’s current properties include the rights to the name, image and likeness of Elvis Presley and Muhammad Ali, the operations of Graceland, and proprietary rights to the IDOLS and So You Think You Can Dance television brands, including the American Idol series in the United States and local adaptations of the IDOLS and So You Think You Can Dance television show formats. According to the

Company’s May 18, 2011 Recommendation Statement, there were over 92 million shares of CKx common stock outstanding as of May 13, 2011 (including restricted shares).
     10. Defendant Michael G. Ferrel (“Ferrel”) is and has been a director of the Company and the Company’s Chief Executive Officer (“CEO”) since May 2010. Ferrel is also the Chairman of the Board.
     11. Defendant Howard J. Tytel (“Tytel”) is and has been a director of the Company and the Company’s Senior Executive Vice President and Director of Legal and Governmental Affairs since February 2005.
     12. Defendant Edwin M. Banks (“Banks”) is and has been a director of the Company since February 2005. Banks is also the Chair of the Compensation Committee and a member of the Audit Committee.
     13. Defendant Bryan E. Bloom (“Bloom”) is and has been a director of the Company since December 2009. Bloom is also a member of the Audit Committee and member of the Nominating and Corporate Governance Committee.
     14. Defendant Kathleen Dore (“Dore”) is and has been a director of the Company since December 2010. Dore is a member of the Compensation Committee and member of the Nominating and Corporate Governance Committee.
     15. Defendant Jacques D. Kerrest (“Kerrest”) is and has been a director of the Company since October 2010. Kerrest is also the Chair of the Audit Committee and a member of the Compensation Committee.
     16. Defendant Jack Langer (“Langer”) is and has been a director of the Company since February 2005. Langer is also the Chair of the Nominating and Corporate Governance Committee and a member of the Audit Committee.

     17. Defendant Priscilla Presley (“Presley”) is and has been a director of the Company since February 2005. Presley was elected to the Board by the holder of the Series C Convertible Preferred Stock, the Promenade Trust. Presley’s daughter, Lisa Marie Presley, is the sole beneficiary of the Promenade Trust. Priscilla Presley has been deemed not to be an independent director of CKx.
     18. The defendants named in paragraphs 10 through 17 are sometimes collectively referred to herein as the “Individual Defendants” or the “Board.” By virtue of their positions as directors and/or officers of CKx, the Individual Defendants are in a fiduciary relationship with Plaintiff and the other public shareholders of CKx, and owe Plaintiff and CKx’s public shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.
     19. Each of the Individual Defendants at all times had the power to control and direct CKx to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of Plaintiff and all CKx shareholders.
     20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly and recklessly violating their fiduciary duties owed to Plaintiff and other public shareholders of CKx.
     21. Defendant Robert F.X. Sillerman (“Sillerman”) is CKx’s largest shareholder. The Sillerman Entities (defined below) collectively own or control 19,183,311 shares of CKx common stock, not including options, or 20.7% of CKx’s outstanding shares (not including options). Sillerman is the former Chairman and CEO of CKx.
     22. Defendant Colonel Holdings, Inc. is a Delaware corporation and a direct wholly owned subsidiary of certain equity funds managed by Apollo Management VII, L.P. (defined below).

     23. Defendant Colonel Merger Sub, LLC is a Delaware limited liability company and an indirect wholly owned subsidiary of Colonel Holdings, Inc. Following consummation of the Tender Offer, Colonel Merger Sub, LLC will merge with and into CKx, with CKx continuing as the surviving corporation and an indirect wholly owned subsidiary of Colonel Holdings, Inc.
     24. Defendant Colonel Offeror Sub, LLC is a Delaware limited liability company and the “Offeror” of the Tender Offer that is the direct parent of Colonel Merger Sub, LLC.
     25. The defendants identified in paragraphs 22 through 24 are, unless otherwise indicated, collectively referred to herein as “Apollo.”
     26. Non-Defendant Apollo Global Management, LLC is a Delaware limited liability company and maintains its principal executive offices at 9 West 57th Street, 43rd Floor, New York, New York. Apollo is a leading global alternative asset manager with offices in New York, Los Angeles, London, Frankfurt, Luxembourg, Singapore, Mumbai and Hong Kong. Apollo had assets under management of $68 billion as of December 31, 2010, in private equity, credit-oriented capital markets and real estate funds invested across a core group of nine industries where Apollo has considerable knowledge and resources.
     27. Non-Defendant Apollo Management VII, L.P. is a Delaware limited partnership that acts as the investment manager of Apollo Investment Fund VII, L.P. and its related co-investment vehicles, alternative investment vehicles, feeder funds and special purpose vehicles. It is an investment fund whose principal investors are public and private pensions and other financial institutions.
CLASS ACTION ALLEGATIONS
     28. Plaintiff brings this action as a class action, pursuant to Delaware Court of Chancery Rule 23, on behalf of all public stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).
     29. This action is properly maintainable as a class action for the following reasons:
          (a) the Class is so numerous that joinder of all members is impracticable. As of May 13, 2011, there were approximately 92,614,473 shares of CKx common stock outstanding, held by hundreds, if not thousands, of beneficial holders.
          (b) there are questions of law and fact which are common to members of the Class, including, inter alia, the following:
               (i) whether the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class in connection with the Proposed Acquisition;
               (ii) whether Plaintiff and the other members of the Class will be irreparably harmed if the Proposed Acquisition is not enjoined (and is consummated); and
               (iii) whether CKx and Apollo are aiding and abetting the wrongful acts of the Individual Defendants.
          (c) the claims of Plaintiff are typical of the claims of the other members of the Class, and Plaintiff has no interests that are adverse or antagonistic to the interests of the Class; and
          (d) Plaintiff is committed to prosecuting this action and has retained counsel competent and experienced in litigation of this nature. Plaintiff is an adequate representatives of the Class and will fairly and adequately protect the interests of the Class.
     30. Defendants have acted in a manner which affects Plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.
     31. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.
SUBSTANTIVE ALLEGATIONS
The Proposed Acquisition
     32. On May 9, 2011, CKx announced its financial results for the first quarter ended March 31, 2011. Although revenue declined from the prior-year period, EBITDA and net income rose. Defendant Ferrel stated that the Company was “pleased with our first quarter 2011 results.” He continued:
Our results continue to benefit from the restructuring program we undertook at our 19 Entertainment division in 2010 which helped lead to improvements in first quarter EBITDA of $13.6 million and net income attributable to CKX, Inc. of $7.2 million. We believe that our strategy of focusing on our core properties, including the resurgent American Idol and So You Think You Can Dance, which will begin airing its new season on May 26th, will lead us to a successful 2011.
     33. On May 10, 2011, the day after announcing its financial results for the first quarter 2011, CKx announced that it had entered into the Merger Agreement with Apollo, whereby Apollo would commence the Tender Offer to purchase all of the issued and outstanding common shares of the Company for $5.50 per share in cash. The Tender Offer would be followed by a second-step merger in which each share of common stock not acquired in the Tender Offer would be converted into the right to receive $5.50. The transaction is valued at approximately $650 million. The Company also announced that its Board had approved the Merger Agreement and recommended that CKx shareholders approve the merger. Apollo subsequently commenced the Tender Offer on May 17, 2011 and it is scheduled to expire on June 14, 2011.
     34. The Proposed Acquisition is subject to a “Minimum Condition” whereby the Tender Offer is successful only if the number of shares validly tendered and not withdrawn, together with the shares subject to certain stockholder support agreements (described below), represent at least a majority of the outstanding shares of CKx on a fully-diluted basis upon consummation of the Tender Offer.
Unfair and Preclusive Terms of the Proposed Acquisition
     35. The entire process deployed by Apollo and CKx’s Board is unfair and inadequate. As part of the Merger Agreement and certain other agreements described below, defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Acquisition a fait d’accompli. These preclusive provisions effectively preclude a competing offer or bidder from surfacing to the detriment of CKx’s shareholder.
     The Support Agreements
     36. In order to ensure the success of the Proposed Acquisition, on May 10, 2011, Apollo entered into a “Non-Tender and Support Agreement” with Sillerman, his wife, Laura Sillerman, and Sillerman Capital Holdings, L.P. (collectively, the “Sillerman Entities”). The Sillerman Entities collectively own or control 19,183,311 shares of CKx common stock (not including options), or 20.7% of CKx’s outstanding shares (not including options). Pursuant to the Non-Tender and Support Agreement (the “Sillerman Support Agreement”), the Sillerman Entities agreed to, among other things: (i) not tender their CKx common shares into the Tender Offer; and (ii) vote in favor of the adoption of the Merger Agreement and “against any transaction or matter that would compete with, impede with, adversely affect, tend to discourage or inhibit the adoption of the Merger Agreement or the timely consummation of the transactions contemplated by the Merger Agreement.”
     37. The Sillerman Support Agreement also allowed the Sillerman Entities to contribute their CKx common shares to Apollo prior to the merger in exchange for cash at the same price per share as the Tender Offer price OR to elect to roll over up to 50% of their CKx shares into shares of the new private company, a right that no other shareholder has been given (other than the Trust, as described below). According to the Tender Offer Schedule, “Ownership of Parent Common Shares would allow the Sillerman Stockholders to participate in the appreciation in value of CKx following the Merger.”
     38. With respect to exercise of the roll over option, the Sillerman Support Agreement provided the Sillerman Entities with other rights not available to other CKx shareholders, including the right to “appoint one director to the Board [of the new private company], which will either be Sillerman or another individual reasonably acceptable to the Apollo Stockholders,” as well as with certain other drag-along rights, tag-along rights, and pro rata pre-emptive rights that allowed the Sillerman Entities to participate on a pro rata basis in certain fees obtained by the new private company (all as set forth in Annex B of the Sillerman Support Agreement).
     39. Also on May 10, 2011, Apollo entered into a support letter agreement with the Promenade Trust. That support letter agreement provided, among other things, that: “(i) the Trust will vote in opposition to and not support any transactions that compete with those contemplated by the merger agreement, (ii) not transfer or convert its Series B Convertible Preferred Stock or Series C Convertible Preferred Stock of the Company . . . prior to the consummation of the merger and (iii) .. . . consent to the merger (to the extent such consent is necessary).”

     40. As with the Sillerman Support Agreement, the Trust’s support letter agreement obligated the Trust to contribute all of its CKx preferred shares to the new private company in exchange for that company’s preferred shares. The Trust would then be allowed to designate at least one person to continue to serve on the board of directors of the new private company after the completion of the merger, with the same compensation, expense reimbursement and other benefits as any independent director. The Trust was also entitled to be reimbursed for fees and receive a pro rata portion of certain fees obtained by the new private company.
     41. The Sillerman Support Agreement, and specifically the voting agreement contained therein, virtually ensures that the Minimum Condition will be satisfied and the Tender Offer will succeed. That is because, in exchange for allowing the Sillerman Entities to receive rights not available to other CKx shareholders by continuing to participate in the new private company, Apollo has been granted the Sillerman Entities’ agreement to “tender” their shares in the Tender Offer. That is, while the Sillerman Entities technically agreed not to tender their shares, but under the terms of the Tender Offer, those shares are included for purposes of satisfying the Minimum Condition upon which the success of the Tender Offer is contingent. Thus, the effect is equivalent to the Sillerman Entities agreeing to tender their shares.
     42. Simple mathematics provides that since the Sillerman Entities own or control 20.7% of CKx’s outstanding shares, and only 50% of CKx outstanding shares must be validly tendered to satisfy the Minimum Condition, Apollo needs to receive only another 29.3% of CKx’s outstanding shares in the Tender Offer to satisfy the Minimum Condition. Furthermore, according to the Company’s Schedule 14D-9 filed May 18, 2011, the Company has been advised that certain CKx Directors (including defendants Ferrel, Tytel, Banks, Langer, Kerrest and Dore) and two top executive officers (Thomas P. Benson (“Benson”), the Executive Vice President, Chief Financial Officer and Treasurer of CKx, and Kraig G. Fox (“Fox”), the Executive Vice

President and Chief Financial Officer of CKx) “intend to tender all of their Common Shares pursuant to the Offer.” According to CKx’s 10-K/A filed with the SEC on May 2, 2011, these directors and officers collectively own or control 4,523,652 shares, or approximately 4.9%, of CKx outstanding common stock (including presently exercisable stock options).
     43. Thus, Apollo needs only 24.4% additional CKx common shares to be tendered to satisfy the Minimum Condition. In other words, through the pledged assistance of Sillerman, the former CEO and Chairman of CKx, as well as that of nearly all of CKx’s current directors and two of its top executive officers, Apollo has locked up more than half of the CKx shares it needs to acquire to satisfy the Minimum Condition necessary to consummate the Tender Offer.
     The Top-Up Option and Short-Form Merger
     44. Section 1.5 of the Merger Agreement grants Apollo an irrevocable “Top-Up Option” that provides that, in the event Apollo falls short of obtaining the minimum number of CKx shares in the Tender Offer necessary for it to effectuate a short-form merger under Section 253 of the Delaware General Corporation Law, Apollo may purchase, at its option, the number of additional “newly issued” CKx shares necessary for it to reach the ninety percent (90%) plus one share threshold to complete a short-form merger.
     45. Section 6.3(c) of the Merger Agreement provides that if Apollo acquires 90% of CKx’s shares through the Tender Offer, including through exercise of the Top-Up Option, it will accomplish a short-form merger without needing to obtain shareholder approval by a vote. This will freeze-out any remaining public shareholders after the Tender Offer that did not tender their shares.
     46. According to the Tender Offer Schedule filed by Apollo on May 17, 2011:
Based on CKx’s representations in the Merger Agreement relating to capitalization (including the number of authorized but unissued Common Shares contained therein) and assuming that all of the Sillerman Shares are placed in a voting trust in accordance with ... the Sillerman Support Agreement [thereby given to Apollo], we expect to be able to exercise the Top-Up Option if at least 57.7% of the issued and outstanding Common Shares are validly tendered and not withdrawn prior to the Expiration of the Offer.
*      *      *
The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Merger Sub, following the contribution to Merger Sub by Offeror of all Common Shares purchased by Offeror pursuant to the Offer, to effect a “short-form” merger pursuant to the applicable provisions of the DGCL without a vote of CKx’s stockholders at a time when the approval of the Merger at a meeting of CKs’s stockholders would be assured in any case because of our control of a majority of the Common Shares following completion of the Offer.
     47. Based on the fact that Apollo has already locked up more than 25% of the Company’s shares through the Tender Offer and Support Agreements, it seems likely that it will receive the additional amount necessary to utilize the Top-Up Option to complete the short-form merger, especially once it satisfies the Minimum Condition of the Tender Offer. Since shareholders that refuse to tender their shares will be frozen-out by the likely completion of the short-form merger, they are compelled to acquiesce to the unfair terms of the Proposed Acquisition.
     Other Preclusive Terms of the Proposed Acquisition
     48. The Merger Agreement contains also contains several preclusive and coercive deal protection devices. By way of example, Section 6.2 of the Merger Agreement is a “No Solicitation” provision that bars the Board and any Company personnel from complying with their fiduciary duties to maximize shareholder value by soliciting competing bids and proposals. This section also demands that the Company terminate any and all prior or ongoing discussions with other potential suitors.
     49. Further, under Sections 6.2(c)(ii) and (iii) of the Merger Agreement, if the Company receives a superior competing acquisition proposal prior to the consummation of the

Proposed Acquisition, the Company cannot accept such superior proposal unless it first informs Apollo of all material terms of such proposal and allows Apollo to negotiate in good faith with the Company to “match” the superior proposal’s terms. Thus, Apollo is granted unfettered access to any competing offer and the ability to “match,” eliminating any leverage that the Company has in negotiating a better price. Further, even if the Company accepts such competing proposal, it will be required to pay Apollo an exorbitant termination fee (described below), which makes it even less likely that the Company will seek out or accept superior proposals.
     50. Section 8.3 of the Merger Agreement requires the Company to pay a “Termination Fee” of $20,000,000 to Apollo in the event that, among other things, the Company enters into a superior proposal with another bidder. This provision essentially requires any such alternate bidder to pay a naked premium for the right to provide the shareholders with a superior offer. Furthermore, CKx may be obligated to pay Apollo up to $7,500,000 as an expense reimbursement that, under certain circumstances will be subtracted from the amount of the Termination Fee, should the Merger Agreement be terminated.
     51. Although not technically a term of the Proposed Acquisition, Gleacher & Company (“Gleacher”), the Board’s financial advisor, will receive a payment of $4,000,000 “which will become payable only if the transaction is consummated.” The entirely contingent nature of this fee is designed to entice Gleacher to opine that the Proposed Acquisition was fair and to enable the transaction to be consummated. (Although Gleacher previously received $1,200,000 for its services as CKx’s financial advisor in connection with a different transaction, this fee was not specifically paid for work done on the transaction currently at issue).
     52. Finally, the Proposed Acquisition will trigger change-in-control payments to certain of the Company’s officers and executives, including defendants Ferrel and Tytel and executive officers Benson and Fox, that amount to millions of dollars. $11.2 million is immediately payable to these four individuals alone. In addition, under the terms of the Merger Agreement, all of the outstanding options and restricted stock of CKx will become fully vested and will be cashed out in the Proposed Acquisition. Thus, Company management will be able to instantly cash in their options, including unvested options with exercise prices as low as $4.19 per share. The combination of these change-in-control arrangements and vesting options provide personal financial incentives to these individuals that are not shared by CKx’s public shareholders and further mar the fairness of the Proposed Acquisition.
     53. Ultimately, these preclusive deal protection provisions unreasonably restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company.
     Unfair Consideration for the Proposed Acquisition
     54. The consideration to be paid to CKx shareholders in the Proposed Acquisition is unfair and grossly inadequate because, among other things, the intrinsic value of CKx is materially in excess of the amount offered in the Proposed Acquisition, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.
     55. Even one member of the Company’s Board dissented from the Board’s recommendation in favor of the Proposed Acquisition because he did not believe that the Tender Offer Price of $5.50 was fair. As revealed by the Company’s Solicitation Statement:
One director, Bryan Bloom, dissented to the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement. Although Mr. Bloom concurred with the Board on the challenges facing CKx and the risks associated with remaining an independent company, he believed that the potential growth opportunities available to CKx could create value over an 18 to 24 month period greater than the consideration being offered by Apollo and believed that these opportunities outweighed the attendant risks involved. (Emphasis added).
     56. Analysts had similar concerns, with one senior research analyst at Craig-Hallum Capital Group LLC telling the Los Angeles Times that the Tender Offer price was “pretty cheap.” That same analyst also explained in a research note that: “[W]e are disappointed that the company wasn’t able to garner more than $5.50/share, especially with strong results from American Idol this season and the contract with Fox up for renewal” and “Apollo looks to be getting a good deal, and will now be able to play hardball with Fox on a new [American Idol] deal.” Also, according to Yahoo! Finance, at least one analyst had set a price target of $8.00 per share for CKx stock that was unchanged through the announcement of the deal.
     The Materially Misleading And/Or Incomplete Recommendation Statement
     57. On May 17, 2011, CKx filed its Recommendation Statement in connection with the Tender Offer with the SEC.
     58. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in support of the Proposed Acquisition.
     59. For example, the Recommendation Statement completely fails to disclose underlying methodologies, projections, key inputs and multiples relied upon and observed by Gleacher (defined above), the financial advisor to the Company’s Board in connection with the Proposed Acquisition. This information is necessary for shareholders to evaluate and properly assess the credibility of the various analyses performed by Gleacher and relied upon by the Board in recommending the Proposed Acquisition.

     60. In addition, with respect to Gleacher’s Comparable Company Analysis, the Recommendation Statement should disclose the ranges of multiples applied to CKx to calculate it’s implied per share equity reference range as well as the criteria used to select such ranges. Gleacher states that such comparisons were not derived on a purely mathematical basis, they were the product of “complex considerations.” Thus, multiples are listed but there is no method of determining what adjustments were done to such data based on “complex considerations” that were used.
     61. The Recommendation Statement does not include any comparable Selected Transaction Analysis. Such an analysis, which should have been included, would disclose (a) comparable industry transactions that have taken place; (b) the aggregate value/LTM revenue multiples and aggregate Value/LTM EBITDA multiples observed for each transaction and CKx; (c) the ranges of multiples applied to CKx to calculate its implied per share equity reference range as well as the criteria used to select such ranges; and (d) the implied per share equity value of CKx calculated using each multiple range that was applied to CKx. Additionally, the Recommendation Statement should, but did not, disaggregate the implied per share ranges in this analysis by revenue indications and EBITDA indications.
     62. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
COUNT I
Claim for Breaches of Fiduciary Duties
Against the Individual Defendants
     63. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

     64. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of CKx.
     65. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in CKx.
     66. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of CKx because, among other reasons, they failed to take steps to maximize the value of CKx to its public shareholders, by, among other things, failing to adequately consider potential acquirers, instead favoring their own, or their fellow directors or executive officers’ interests to secure all possible benefits rather than protect the best interests of CKx shareholders.
     67. Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding the Tender Offer and Proposed Acquisition.
     68. The Individual Defendants dominate and control the business and corporate affairs of CKx, and are in possession of private corporate information concerning CKx’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of CKx which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.
     69. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

     70. As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of CKx’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.
     71. Unless defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.
     72. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
COUNT II
Claim for Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duties
Against Sillerman and Apollo
     73. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.
     74. Sillerman and Apollo have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to CKx’s public shareholders, and have participated in and/or aided and abetted such breaches of fiduciary duties in order to benefit therefrom.
     75. Sillerman and Apollo knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Sillerman and Apollo rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Acquisition and the merger in breach of their fiduciary duties.
     76. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF
WHEREFORE, Plaintiff demands injunctive relief in her favor and in favor of the Class, and against the defendants, as follows:
     A. An Order certifying this action as a class action and designating plaintiff as class representative and the undersigned counsel as class counsel;
     B. Enjoining preliminarily and permanently the Proposed Acquisition complained of herein;
     C. Declaring that the Proposed Acquisition is in breach of defendants’ fiduciary duties.
     D. Requiring the Individual Defendants to fulfill their fiduciary duties of loyalty, care, and candor, as alleged herein;
     E. Rescinding, to the extent implemented prior to the entry of this Court’s final judgment, the Proposed Acquisition (either the Tender Offer or merger) complained of, or granting the Class rescissory damages.
     F. Directing that defendants account to Plaintiff and the other members of the Class for all damages caused to them and account all profits and any special benefits obtained as a result of their unlawful conduct should the Proposed Acquisition close;
     G. Awarding Plaintiff the costs, expenses and disbursements of this action, including any reasonable attorneys’ and experts’ fees and expenses, and, if applicable, pre- and post-judgment interest; and

     H. Awarding Plaintiff and the Class any other compensatory, equitable and declaratory relief as this Court deems just, equitable and proper.
ROSENTHAL, MONHAIT & GODDESS, P.A.
/s/ Jessica Zeldin
Jessica Zeldin (Del. Bar No. 3558)
919 Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433
Counsel for Plaintiff Suzanne Sadowski
OF COUNSEL:
WOLF POPPER LLP
Robert M. Kornreich
Chet B. Waldman
Patricia I. Avery
Robert S. Plosky
845 Third Avenue
New York, New York 10022
(212) 759-4600
May 31, 2011

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